1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 6, 2017

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment Nos. 1,769

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,769 to the registration statement of the Trust, filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares High Yield High Beta ETF, a series of the Trust (the “Fund”).

The SEC staff (the “Staff”) provided comments to the Trust on August 14, 2017. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: The disclosure under the Principal Investment Strategies section indicates that while the Fund invests in high yield corporate bonds for sale in the United States, the issuers of these bonds may be domiciled in developed countries world-wide. Please revise the risk disclosure to describe these broader geographic risks.

Response: The Trust has revised the risk disclosure as requested.

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Securities and Exchange Commission

September 6, 2017

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre
Marisa Rolland
Michael Gung
Nicole Hwang
Ashley Singletary-Claffee